UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Avianca Holdings S.A. Receives U.S. Court Approval to Access US$ 2.0 Billion

Debtor-In-Possession (“DIP”) Financing

DIP Financing Package Including US$ 1.217 billion of New Funds to Support Avianca’s

Ongoing Operations and Execution of Reorganization Process

BOGOTA, Colombia, October 05, 2020 – Avianca Holdings S.A. (OTCMKTS: AVHOQ, BVC:

PFAVH) (the “Company” or “Avianca”) today announced that it has received approval from the U.S. Bankruptcy Court for the Southern District of New York (the “U.S. Court”) to access its debtor-in-possession (“DIP”) financing totaling just over US $2.0 billion.

Adrian Neuhauser, Chief Financial Officer of Avianca said, “The approval of the DIP financing package is a significant milestone and an important step forward for Avianca. We would like to again thank our lenders for their support and confidence in Avianca’s future success. We continue to work on our go-forward operating plan in order to emerge from this process as a stronger and more efficient airline, and look forward to presenting our plan to the U.S Court as we move forward in the Chapter 11 process.”

Anko van der Werff, President and Chief Executive Officer of Avianca, added, “With U.S. Court approval to fully access this DIP financing, Avianca has ample liquidity to support our operations as we continue flying and serving customers. As COVID restrictions begin to ease, we are pleased to have safely resumed passenger flights to 21 cities in Colombia and 14 international destinations and look forward to adding more destinations to meet our customers’ travel needs over the coming months. We thank our customers for their loyalty, and we remain steadfast in our commitment to connecting people, families and businesses across Latin America through the Chapter 11 process and beyond.”

As previously announced on September 21, 2020, the Company’s DIP financing totals approximately US$ 2.0 billion, consisting of a US$ 1.27 billion Tranche A senior secured financing and a US$ 722 million Tranche B secured subordinated loan. The DIP financing includes approximately US$ 1.2 billion of new funds (US$ 881 million in Tranche A and US$ 336 million in Tranche B). Funding remains subject to entry of the order by the judge in the U.S. Court and certain conditions precedent, all of which are expected to be satisfied in the coming week.

Seabury Securities LLC is serving as Avianca’s investment bank and financial advisor. Goldman Sachs Lending Partners LLC and JPMorgan Chase Bank, N.A. are serving as co-lead arrangers and joint bookrunners of the Tranche A DIP Loans. Milbank LLP is serving as Avianca’s legal advisor.

Additional information about the DIP financing and Chapter 11 process is available on Avianca’s website (www.aviancaholdings.com).

About Avianca Holdings S.A. (OTCMKTS: AVHOQ) (BVC: PFAVH)

Avianca is the trademark for the group of passenger airlines and cargo airlines under the holding company Avianca Holdings S.A. Avianca has been flying continuously for 100 years. As of December 2019, the Company had over 21,000 employees, operated a fleet of 158 aircraft and served 76 destinations in 27 countries within the Americas and Europe. In 2019, the Company carried 30.5 million passengers, generating revenues of approximately US$ 4.6 billion.

Forward-Looking Statements

Avianca has included statements in this press release that constitute “forward-looking statements”. As a general matter, forward-looking statements are those focused on future or anticipated events or trends, expectations, and beliefs including, among other things, the Company’s expectations with respect to its Chapter 11 proceedings, the airline industry and the impacts of COVID-19. Such statements are intended to be identified by words such as “believe,” “expect,” “intend,” “estimate,” “anticipate,” “will,” “project,” “plan” and similar expressions in connection with any discussion of future operating or financial performance. Any forward-looking statements are and will be based upon the Company’s then-current expectations, estimates and assumptions regarding future events and are applicable only as of the dates of such statements. Readers are cautioned not to put undue reliance on such forward-looking statements.

Forward-looking statements in this press release are not guarantees of future performance and involve risks and uncertainties, including with respect to the Chapter 11 process, related negotiations and hearings before the Bankruptcy Court, as well as the COVID-19 crisis. Actual results may differ materially from those projected in this press release for numerous reasons, including factors outside of the Company’s control. The Company expressly disclaims any obligation to update or revise this press release, including any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Investor Contact

Avianca:

Luca Pfeifer, Head of Investor Relations

ir@avianca.com

(571) (5877700)

U.S. and Europe Media Contact

Avianca:

Viviana Escobar, Corporate Communications

viviana.escobar@avianca.com

Joele Frank, Wilkinson Brimmer Katcher:

Leigh Parrish

lparrish@joelefrank.com

+1 212 355 4449

Colombia, Central America and South America Media Contact

Avianca:

Maria Carolina Cortes. Corporate Communications

Carolin.cortes@avianca.com

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 5, 2020

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	General Secretary